Exhibit 99.1

April 21, 2022

TO THE SHAREHOLDERS OF PYXIS TANKERS INC.

Enclosed is a Notice of the 2022 Annual Meeting of Shareholders (the “Meeting”) of Pyxis Tankers Inc. (the “Company”), which will be held at the offices of Nasdaq, 22 Bishopsgate, 18th Floor, London, EC2N 4BQ, United Kingdom, on Wednesday, May 11, 2022 at 2:30 p.m., GMT, the Company’s Proxy Statement and certain other related materials. These materials, together with the Company’s annual report on Form 20-F, which contains the Company’s audited financial statements for the fiscal year ended December 31, 2021 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi 15125, Greece.

At the Meeting, our shareholders will consider and vote upon the following:

1.	Proposal to elect one Class II Director to serve for a term of three years until our 2025 Annual Meeting of Shareholders (the “Proposal One”);

2.	To approve one or more amendments, substantially in the form attached hereto as Exhibit I, to the Company’s Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common stock, par value $0.001 per share (“Common Shares”), at a ratio of not less than one-for-four and not more than one-for-ten and in the aggregate at a ratio of not more than one-for-ten, inclusive, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”), or any duly constituted committee thereof, in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment to the Company’s Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands at any time following such approval (“Proposal Two,” and together with Proposal One, the “Proposals”); and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors of the Company unanimously recommends that shareholders vote “for” the Proposals.

Only holders of record of shares of our Common Shares at the close of business on April 14, 2022 will be entitled to vote at the Meeting.

Provided that a quorum is present, Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting. Provided that a quorum is present, Proposal Two requires the affirmative vote of two-thirds of the votes cast by shareholders entitled to vote at the Meeting, provided that such number of affirmative votes constitutes a majority of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE WITH THE APPLICABLE POSTAGE AFFIXED. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 14, 2022, THE RECORD DATE OF THE MEETING. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT “FOR” ALL OF THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Valentios Valentis
Chief Executive Officer and Chairman

PYXIS TANKERS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 11, 2022

NOTICE IS HEREBY given that the 2022 Annual Meeting of Shareholders (the “Meeting”) of Pyxis Tankers Inc. (the “Company”) will be held on Wednesday, May 11, 2022 at 2:30 p.m., GMT at the offices of Nasdaq, 22 Bishopsgate, 18th Floor, London, EC2N 4BQ, United Kingdom. The purpose of the Meeting, which is more completely set forth in the accompanying Proxy Statement, is the following:

1.	To elect one Class II Director to serve for a term of three years until our 2025 Annual Meeting of Shareholders (“Proposal One”);

2	To approve one or more amendments, substantially in the form attached hereto as Exhibit I, to the Company’s Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common stock, par value $0.001 per share (“Common Shares”), at a ratio of not less than one-for-four and not more than one-for-ten and in the aggregate at a ratio of not more than one-for-ten, inclusive, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”), or any duly constituted committee thereof, in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment to the Company’s Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands at any time following such approval (“Proposal Two,” and together with Proposal One, the “Proposals”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors of the Company has fixed the close of business on April 14, 2022 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof. Holders of our Common Shares on the Record Date will be entitled to vote at the Meeting.

Shareholders of record entitled to cast at least one-third of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote at such Meetings in person or by proxy shall be a quorum for the purposes of the Meeting.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE WITH THE APPLICABLE POSTAGE AFFIXED. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 14, 2022, THE RECORD DATE OF THE MEETING. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT “FOR” ALL OF THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2021 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi, 15125, Greece.

BY ORDER OF THE BOARD OF DIRECTORS OF THE COMPANY

Henry Williams
Chief Financial Officer
April 14, 2022
Maroussi, Greece

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 11, 2022

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Pyxis Tankers Inc., a Marshall Islands corporation (the “Company”), for use at the 2022 Annual Meeting of Shareholders to be held at the offices of Nasdaq at 22 Bishopsgate, 18th Floor, London, EC2N 4BQ, United Kingdom on Wednesday, May 11, 2022 at 2:30 p.m., GMT, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about April 21, 2022. These materials, together with the Company’s annual report on Form 20-F, which contains the Company’s audited financial statements for the fiscal year ended December 31, 2021 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi, 15125, Greece.

VOTING RIGHTS AND OUTSTANDING SHARES

On April 14, 2022 (the “Record Date”), the Company had outstanding 42,455,857 shares of common stock, par value $0.001 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record entitled to cast at least one-third of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote at such Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any signed proxy returned and not completed will be voted by management “FOR” all of the proposals presented in the proxy statement. Mr. Valentios Valentis, the Company’s Chairman and Chief Executive Officer, is the beneficial owner of approximately 54% of the Common Shares as of the Record Date, and has advised the Company that he intends to vote “for” the Proposals, as set forth in the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the position recommended by the Board on the Proposals described in this Proxy Statement are not timely received, the majority of Common Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

Assuming that Mr. Valentis votes for the Proposals, a quorum for the Meeting should be present for the Meeting and the Proposals approved by the Company’s shareholders.

The Common Shares are listed on the Nasdaq Capital Market under the symbol “PXS”.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised unless such proxy is irrevocable. A proxy may be revoked by filing with our Secretary at the Company’s executive offices, 59 K. Karamanli Street, Maroussi, 15125, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your Common Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their Common Shares are held for additional information.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has four directors, all of whom are divided into three classes. As provided in our Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is elected and has been qualified. The term of our current Class II Director expires at the Meeting.

Upon recommendation from the Company’s Nomination and Corporate Governance Committee, the Board has nominated Aristides Pittas, the current Class II Director, for re-election as the Class II Director whose term will expire at our 2025 Annual Meeting of Shareholders and until such director’s successor is elected and has qualified.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby “for” the election of Mr. Aristides Pittas. It is expected that Mr. Pittas will be able to serve, but if before the election it develops that he is unavailable, the persons named in the accompanying proxy will vote “for” the election of such substitute nominee or nominees as the current Board may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominees for Director of the Company is set forth below:

Name	Age	Position
Aristides J. Pittas	62	Class II Director

Aristides J. Pittas, a Class II director, has more than 30 years of shipping industry experience. He has been a member of the board of directors and the Chairman and Chief Executive Officer of Eurodry Ltd. (NASDAQ: EDRY) (“Eurodry”), an independent shipping company that operates in the drybulk shipping industry, since its inception on January 8, 2018. He has also been a member of the board of directors and Chairman and Chief Executive Officer of Euroseas Ltd. (NASDAQ: ESEA) (“Euroseas”), an independent shipping company that operates in the drybulk and container shipping industry, since May 2005. Since 1997, Mr. Pittas has also been the President of Eurochart S.A., Euroseas’ affiliate, which is a shipbroking company specializing in chartering, selling and purchasing ships. Since 1995, Mr. Pittas has been the President and Managing Director of Eurobulk Ltd., Euroseas’ and Eurodrys’ affiliated ship management company. Eurobulk Ltd. is a ship management company that provides ocean transportation services. In 2005, Mr. Pittas resigned as Managing Director of Eurobulk Ltd. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle Upon Tyne and a M.Sc. in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

Required Vote. Adoption of the Proposal One requires the affirmative vote of the plurality of the votes cast by shareholders entitled to vote at the Meeting.

Effect of Abstentions. Abstentions will not affect the vote on Proposal One.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ELECTION OF ARISTIDES PITTAS TO THE BOARD, AS A CLASS II DIRECTOR, FOR A THREE-YEAR TERM. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF ONE OR MORE AMENDMENTS TO THE ARTICLES OF INCORPORATION TO
EFFECT ONE OR MORE REVERSE STOCK SPLITS OF THE ISSUED COMMON SHARES AT A RATIO
RANGING FROM ONE-FOR-FOUR TO ONE-FOR-TEN

General

The Board believes that it is in the best interests of the Company and the shareholders and is hereby soliciting shareholder approval of one or more amendments to the Company’s Articles of Incorporation, to effect one or more reverse stock splits of the Company’s issued Common Shares at a ratio of not less than one-for-four and not more than one-for-ten and in the aggregate at a ratio of not more than one-for-ten, inclusive (the “Amendment”). A vote FOR this Proposal Two will constitute approval of the Amendment providing for the combination of any number of Common Shares between and including four and ten into one share of Common Shares and will grant the Board the authority to select which approved exchange ratio(s) within that range will be implemented. If the shareholders approve this proposal, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to each time select an approved reverse stock split ratio and effect the approved reverse stock split(s) by filing the Amendment(s) with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the Amendment. If implemented, a reverse stock split will become effective as of the beginning of the business day after the filing of the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands. The Amendment will not change the number of authorized shares or par value of the Common Shares. After a reverse stock split, if implemented, the number of authorized Common Shares will remain at 450,000,000 Common Shares.

The Board believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of the reverse stock split. If shareholders approve Proposal Two, the reserve stock split(s) will be affected, if at all, only upon a determination by the Board that the reverse stock split(s) is (are) in the Company’s and the shareholders’ best interests at that time. In connection with any determination to effect one or more reverse stock splits, the Board will set the time for such a split and select a specific exchange ratio within the range. These determinations will be made by the Board with the intention to create the greatest marketability of the Common Shares based upon prevailing market conditions at that time.

The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that implementing this proposal is not in the best interests of the Company and its shareholders.

Purpose and Background of Reverse Stock Split

The purpose for seeking approval to affect a reverse stock split is to increase the market price of the Common Shares. The Company believes that the increased market price of the Common Shares expected as a result of implementing a reverse stock split will improve the marketability and liquidity of the Common Shares and will encourage interest and trading in the Common Shares. In addition, the Company believes that affecting a reverse stock split will help it regain compliance with the minimum bid price of $1.00 per share listing that is a requirement to maintain the listing of the Common Shares on the Nasdaq Capital Market.

The Company and the Board believe that maintaining the listing of the Common Shares on the Nasdaq Capital Market is in the best interests of the Company and its shareholders and therefore proposes to undertake a reverse stock split to cause the Common Shares to commence trading above the $1.00 minimum bid price requirement of the Nasdaq Capital Market.

The Board intends to affect a reverse stock split in connection with Proposal Two only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Company’s Common Shares, and only if the implementation of a reverse stock split is determined by the Board to be in the best interests of the Company and its shareholders. There can be no assurance that any reverse stock split, if and when implemented, will achieve any of the desired results. There also can be no assurance that the Company will be successful in maintaining compliance with Nasdaq Capital Market requirements or that the price per Common Share immediately after any such reverse stock split, if implemented, will increase proportionately with any reverse stock split, or that any increase will be sustained for any period of time.

Procedure for Exchange of Stock Certificates

As soon as practicable after the effective date of a reverse stock split, shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the Company notifying them that the reverse stock split has been affected. The letter of transmittal will contain instructions on how shareholders should surrender to the Company’s exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as its exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of Common Shares held following the reverse stock split.

Upon a reverse stock split, the Company intends to treat shares held by shareholders in “street name” through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to affect the reverse stock split for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures than registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Fractional Shares

No fractional shares will be created or issued in connection with the reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Shares on the Nasdaq Capital Market on the last trading day prior to the effective date of the reverse stock split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the reverse stock split to U.S. Holders (as defined below) of our Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, persons subject to the “base erosion and anti-avoidance” tax, persons that own, directly or constructively, 10% or more of our equity interests, foreign persons and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws and does not address the U.S. federal income tax consequences of the reverse stock split to persons who are not U.S. Holders.

As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our Common Shares, you are encouraged to consult your tax advisor.

We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.

We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from the reverse stock split.

The reverse stock split is intended to constitute a “reorganization” within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a shareholder’s proportionate interest in our earnings and profits. Assuming the reverse stock split so qualifies,

● A U.S. Holder should not recognize any gain or loss for federal income tax purposes (except for cash, if any, received in lieu of a fractional Common Share);

● The U.S. Holder’s aggregate tax basis of the Common Shares received pursuant to the reverse stock split, including any fractional Common Shares not actually received, should be equal to the aggregate tax basis of such holder’s Common Share surrendered in the exchange;

● The U.S. Holder’s holding period for the Common Shares received pursuant to the reverse stock split should include such holder’s holding period for the Common Shares surrendered in the exchange; and

● Cash payments received by the U.S. Holder for a fractional Common Shares generally should be treated as if such fractional share had been issued pursuant to the reverse stock split and then redeemed by us, and such U.S. Holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. Holder’s tax basis in such fractional share. However, in certain circumstances, it is possible that the cash received in lieu of a fractional share could be characterized as a dividend for such purposes. U.S. Holders are encouraged to consult their tax adviser on the treatment of the receipt of cash in lieu of fractional shares in their specific situation.

U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the transfer agent in connection with the reverse stock split to avoid backup withholding requirements that might otherwise apply. This information is generally provided on IRS Form W-9. The letter of transmittal will require each U.S. Holder to deliver such information when the Common Share certificates are surrendered following the effective date of the reverse stock split. Failure to provide such information may result in backup withholding at a rate of 24%.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO U.S. HOLDERS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Required Vote. Approval of Proposal Two will require the affirmative vote of two-thirds of the votes cast by shareholders entitled to vote at the Meeting, provided that such number of affirmative votes constitutes a majority of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote.

Effect of Abstentions. Abstentions will not affect the vote on Proposal Two.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE ARTICLES OF INCORPORATION TO AFFECT A REVERSE STOCK SPLIT. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

We will bear the cost of preparing and soliciting proxies. Shareholders may be solicited by mail, telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS OF THE COMPANY

Henry Williams
Chief Financial Officer
April 14, 2022
Maroussi, Greece

Exhibit I

If Proposal Two requires the affirmative vote of two-thirds of the votes cast by shareholders entitled to vote at the Meeting, provided that such number of affirmative votes constitutes a majority of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote, the Company’s Articles of Incorporation may be amended to include the following language in order to give effect to the reverse split of the Company’s Common Shares.

“Effective with the commencement of business on [___________] [the first business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine], the Corporation has effected a one-for-[whole number between four and ten to be determined at the discretion of the Board of Directors] reverse stock split as to its issued common stock pursuant to which the number of issued shares of common stock shall decrease from [________] to [________] as adjusted for the cancellation of fractional shares and which may be further adjusted for the cancellation of fractional shares. The reverse stock split shall not change the par value of the common stock. The stated capital of the Corporation is hereby reduced from $[__________] to $[__________], as adjusted for the cancellation of the fractional shares and which may be further adjusted for the cancellation of fractional shares, and the amount of $[___________] as adjusted for the cancellation of fractional shares, and which may be further adjusted for the cancellation of fractional shares, is allocated to surplus.”